UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
_______________________________

Jumia Technologies AG
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)
48138M105**
(CUSIP Number)
_______________________________

Alexandre Bernard Cyrus Ricard
Chairman & Chief Executive Officer
Pernod Ricard S.A.
12 place des Etats-Unis 7
5116 Paris, France
+33 (0)1 41 00 41 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2019
(Date of Event Which Requires Filing of this Statement)
_______________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP number applies to Jumia Technologies AG’s American Depositary Shares, each representing two Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 48138M105	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Pernod Ricard S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
FRANCE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,851,169

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,851,169

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,851,169

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.20%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 48138M105	13D

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Pernod Ricard Deutschland GmbH

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
GERMANY

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
12,851,169

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
12,851,169

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
12,851,169

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.20%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

Item 1.	Security and Issuer

This statement on Schedule 13D relates to the ordinary shares, no par value (the “Ordinary Shares”) of Jumia Technologies AG (the “Issuer”), a company incorporated under the laws of the Federal Republic of Germany. The address of the principal executive office of the Issuer is Charlottenstraße 4, 10969 Berlin, Germany.

The Issuer’s American Depositary Shares (the “ADSs”), each representing two Ordinary Shares, are listed on the New York Stock Exchange under the symbol “JMIA.” the Reporting Persons (as defined in Item 2 below) beneficially own Ordinary shares and do not own any ADSs.

Item 2.	Identity and Background

(a) This statement is being jointly filed by:

i.	Pernod Ricard S.A (“Pernod France”); and

ii.
Pernod Ricard Deutschland GmbH (“Pernod Germany”) (the entities listed in subparagraphs (i) and (ii) are jointly referred to herein as the “Reporting Persons” and each individually as a “Reporting Person”)

Pernod Germany is the indirect wholly owned subsidiary of Pernod France.

(b) The principal business address of Pernod France is 12 Place des États-Unis, 75783 Paris Cedex 16, France. The principal business address of Pernod Germany is Habsburgerring 2, 50674 Cologne, Germany.

(c) The principal business of Pernod France is to be the holding of activities related to production, bottling and distribution of alcoholic beverages worldwide. The principal business of Pernod Germany is to import, export, manufacture, bottle, distribute, place, and trade in all sorts of alcoholic beverages and the rendering of services to other enterprises. Information regarding the executive officers, directors or other control persons of the Reporting Persons is set forth on Schedule 1 attached hereto, which Schedule is hereby incorporated by reference.

(d)(e) During the last five years, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the persons identified on Schedule 1 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any of the persons identified on Schedule 1 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to Federal or State securities laws or finding any violations with respect to such laws. This Schedule 13D is being filed while the Reporting Persons are in the process of verifying information required herein from their respective directors and executive officers as identified on Schedule 1 hereto. If the Reporting Persons obtain information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this statement will be filed that will disclose such change.

Item 3.	Source and Amount of Funds or Other Consideration

Prior to the Issuer’s initial public offering on April 11, 2019 (the “IPO”), Pernod Germany entered into an investment agreement, dated December 18, 2018 (the “Investment Agreement”) with the Issuer and its then-existing shareholders, pursuant to which Pernod Germany acquired 5,087,180 Ordinary Shares of the Issuer in the aggregate amount of €75 million.

Additionally, pursuant to the Investment Agreement, and in connection with certain anti-dilution provisions set forth therein, Pernod Germany was also granted the right to subscribe for additional Ordinary Shares at nominal value, if an IPO of the Issuer’s Ordinary Shares or ADSs occurred within 18 months from the date of the Investment Agreement and the reference price was lower than the initial issue price (based on the agreed pre-money valuation corresponding to €14.74 per share) (the “Additional Ordinary Shares”). As a result, Pernod Germany acquired 7,763,989 Additional Ordinary Shares on April 12, 2019.

Item 4.	Purpose of Transaction

The information set forth under Items 3, 5 and 6 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons acquired the Ordinary Shares reported herein for investment purposes. Consistent with such purposes, the Reporting Persons may engage in communications with one or more shareholders of the Issuer, one or more members of the board of directors of the Issuer, other management members of the Issuer, one or more members of the supervisory board of the Issuer, and may make suggestions concerning the Issuer’s operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the composition of the board of directors of the Issuer, the composition of the supervisory board of the Issuer and such other matters as the Reporting Persons may deem relevant to their investment in the Ordinary Shares or the ADSs. The Reporting Persons expect that they will, from time to time, review their investment position in the Ordinary Shares or the Issuer and may, depending on the Issuer’s performance and other market conditions, increase or decrease their investment position in the Ordinary Shares or the ADSs. The Reporting Persons may, from time to time, make additional purchases of Ordinary Shares or ADSs either in the open market or in privately-negotiated transactions, depending upon the Reporting Persons’ evaluation of the Issuer’s business, prospects and financial condition, the market for the Ordinary Shares or the ADSs, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Ordinary Shares or the ADSs and/or enter into derivative transactions with institutional counterparties with respect to the Issuer’s securities, including the Ordinary Shares or the ADSs.

Except as set forth in this Item 4 or Item 6 below, the Reporting Persons have no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5.	Interest in Securities of the Issuer

(a)(b) As of the date hereof, the Reporting Persons may be deemed to beneficially own 12,851,169 Ordinary Shares held directly by Pernod Germany, which represents 8.20% of the issued and outstanding Ordinary Shares the Issuer. The percentage ownership was calculated based on 156,816,494 Ordinary Shares of the Issuer issued and outstanding after the Issuer’s IPO, concurrent private placement, issuance of anti-dilution shares and the full exercise of the underwriters’ option to purchase additional ADSs representing the Ordinary Shares, as reflected in the Issuer's Form 424B4 dated April 11, 2019 and filed with the Securities and Exchange Commission on April 15, 2019.

Each of the Reporting Persons has the shared power to vote or direct the vote and the shared power to dispose or to direct the disposition of the 12,851,169 Ordinary Shares that may be deemed to be beneficially owned by each of them.          Each Reporting Person disclaims beneficial ownership of the reported Ordinary Shares except to the extent of such Reporting Person’s pecuniary interest therein. Neither the filing of this Schedule 13D nor any of its contents shall be deemed an admission that the Reporting Persons constitute a “group” (within the meaning of Section 13(d)(3) of the Exchange Act).

(c) Except as disclosed in this Schedule 13D, the Reporting Persons have not effected any transaction in the Ordinary Shares of the Issuer during the past 60 days.

(d) No person other than the persons listed is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by any member of the group.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth under Items 3 and 4 of this Schedule 13D is incorporated herein by reference.

Pursuant to a shareholders agreement, dated December 18, 2018 and automatically terminated upon settlement of the Issuer’s IPO, the Issuer, its then-existing shareholders and Pernod Germany agreed to appoint to its Supervisory Board one member nominated by Pernod Germany.

Except as described above or elsewhere in this Statement or incorporated by reference in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or, to the best of their knowledge, any of the persons named in Schedule 1 hereto and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

99.1	Joint Filing Agreement, dated April 25, 2019.

99.2
Investment Agreement, dated as of December 18, 2018, by and among the Issuer, its then-existing shareholders and Pernod Ricard Deutschland GmbH (incorporated by reference to Exhibit 10.1 to the Form F-1 Registration Statement filed by the Issuer on March 12, 2019).

99.3
Shareholders Agreement, dated as of December 18, 2018, by and among the Issuer, its then-existing shareholders and Pernod Ricard Deutschland GmbH (incorporated by reference to Exhibit 10.2 to the Form F-1 Registration Statement filed by the Issuer on March 12, 2019).

_____________
* Filed herewith.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 25, 2019	PERNOD RICARD S.A.

	By:	/s/ Antoine Brocas
	Name:	Antoine Brocas
	Title:	Group Corporate Affairs Director

Date: April 25, 2019	PERNOD RICARD DEUTSCHLAND GMBH

	By:	/s/ Timothy Paech
	Name:	Timothy Paech
	Title:	Managing Director (Geschäftsführer)

Schedule 1

CONTROL PERSONS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

The name, business address, country of citizenship, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and other control persons of the Reporting Persons are set forth below:

Pernod Ricard S.A.

Name and Business Address	Country of Citizenship	Capacity in which serves the Reporting Persons	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

Alexandre Bernard Cyrus Ricard	French	Chairman & Chief Executive Officer	Chairman & Chief Executive Officer	Pernod Ricard, 12 place des Etats-Unis 75116 Paris, France

Hélène de Tissot	French	Managing Director in charge of Finance, IT and Operations	Managing Director in charge of Finance, IT and Operations	Pernod Ricard, 12 place des Etats-Unis 75116 Paris, France

Christian Porta	French	Managing Director, Global Business Development	Managing Director, Global Business Development	Pernod Ricard, 12 place des Etats-Unis 75116 Paris, France

Amanda Hamilton-Stanley	British	General Counsel	General Counsel	Pernod Ricard, 12 place des Etats-Unis 75116 Paris, France

Cédric Ramat	French	EVP, Human Resources Sustainability & Responsibility	EVP, Human Resources Sustainability & Responsibility	Pernod Ricard, 12 place des Etats-Unis 75116 Paris, France

Stéphane Emery	French	Director representing the employee	Head of Brands and Communication of Ricard (in Paris)	Pernod Ricard, 12 place des Etats-Unis 75116 Paris, France

Maria Jesus Carrasco Lopez	Spanish	Director representing the employee	Trade marketing specialist	Pernod Ricard, 12 place des Etats-Unis 75116 Paris, France

Paul-Charles Jacques Ricard	French	Permanent Representative of Société Paul Ricard, member of the Board of Directors	Group Innovation Manager	Martell Mumm Perrier-Jouët 112 avenue Kléber 75116 Paris, France

Name and Business Address	Country of Citizenship	Capacity in which serves the Reporting Persons	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

Pierre Charles Pringuet	French	Director	Director	Pernod Ricard, 12 place des Etats-Unis 75116 Paris, France

Nicole Bouton	French	Independent Director	Chairman of the Strategic Committee of Friedland Gestion	Friedland Gestion 4 rue de la Paix 75002 Paris, France

Wolfgang Colberg	German	Independent Director	Industrial Partner of CVC Capital Partners	CVC Capital Partners WestendDuo, Bockenheimer Landstrasse 24 60323 Frankfurt am Main Germany

César Giron	French	Chairman & CEO of Martell Mumm Perrier-Jouët	Chairman & CEO of Martell Mumm Perrier-Jouët	Martell Mumm Perrier-Jouët 112 avenue Kléber 75116 Paris, France

Martina Gonzalez-Gallarza	Spanish	Director	Full Professor in Marketing at the Catholic University of Valencia	Pernod Ricard, 12 place des Etats-Unis 75116 Paris, France

Ian Luc Henri Jean Gallienne	French	Independent Director	Managing Director of Groupe Bruxelles Lambert	Groupe Bruxelles Lambert 24 Avenue Marnix BE 1000 Brussels, Belgium

Gilles Samyn	Belgian and French	Independent Director	Managing Director of Groupe Frère Bourgeois	CNP Rue de la Blanche Borne 12 B-6280 Loverval, Belgium

Veronica Vargas	Spanish	Director	Permanent representative of Rigivar SL	Pernod Ricard, 12 place des Etats-Unis 75116 Paris, France

Kory Sorenson	British	Independent Director	Director and Chairwoman of the Audit Committee of SCOR SE	Pernod Ricard, 12 place des Etats-Unis 75116 Paris, France

Anne Lange	French	Independent Director	Co-Founder and CEO of Mentis	Pernod Ricard, 12 place des Etats-Unis 75116 Paris, France

Name and Business Address	Country of Citizenship	Capacity in which serves the Reporting Persons	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

Patricia Barbizet	French	Lead Independent Director	Chairwoman of the Supervisory Board of Investissements d’Avenir.	Pernod Ricard, 12 place des Etats-Unis 75116 Paris, France

Pernod Ricard Deutschland GmbH

Name and Business Address	Country of Citizenship	Capacity in which serves the Reporting Persons	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

Timothy Paech	Australia	Managing Director (Geschäftsführer)	Managing Director / CEO	Pernod Ricard Deutschland GmbH, Habsburgerring 2, 50674 Cologne, Germany

Romain Benoist	France	Managing Director (Geschäftsführer)	Finance & Administration Director	Pernod Ricard Deutschland GmbH, Habsburgerring 2, 50674 Cologne, Germany

Thomas Drossé	Germany	Managing Director (Geschäftsführer)	Sales Director	Pernod Ricard Deutschland GmbH, Habsburgerring 2, 50674 Cologne, Germany

Benjamin Franke	Germany	Officer with Statutory Authority (Prokurist)	Marketing Director	Pernod Ricard Deutschland GmbH, Habsburgerring 2, 50674 Cologne, Germany

Wolf Geiling-Rasmus	Germany	Officer with Statutory Authority (Prokurist)	Head of Key Account	Pernod Ricard Deutschland GmbH, Habsburgerring 2, 50674 Cologne, Germany

Name and Business Address	Country of Citizenship	Capacity in which serves the Reporting Persons	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted

Sandra Heitmann	Germany	Officer with Statutory Authority (Prokurist)	Business Development & Solutions Director	Pernod Ricard Deutschland GmbH, Habsburgerring 2, 50674 Cologne, Germany

Christin Kohnke	Germany	Officer with Statutory Authority (Prokurist)	HR Director	Pernod Ricard Deutschland GmbH, Habsburgerring 2, 50674 Cologne, Germany